SEC FILE NUMBER 001-35588

CUSIP NUMBER 53128T102

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: October 31, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Liberty Tax, Inc.
Full Name of Registrant
N/A
Former Name if Applicable

1716 Corporate Landing Parkway, Virginia Beach, Virginia 23454
(Address of Principal Executive Offices)  (Zip Code)

(757) 493-8855
(Registrant's telephone number, including area code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐
(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Liberty Tax, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended October 31, 2017 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense for the reasons described below.

As disclosed in the Company’s Form 8-K filed on December 11, 2017, KPMG LLP resigned as the Company’s independent public accounting firm, effective December 8, 2017. As a result, the Company has experienced a delay in the completion of its financial statements and other related components of the Form 10-Q. In addition, the Company is still in the process of engaging a new independent registered public accounting firm following the previously disclosed resignation of KPMG LLP.

The foregoing reasons could not be eliminated without unreasonable effort or expense. Accordingly, the Company is unable to complete and file the Form 10-Q with the U.S. Securities and Exchange Commission (the "SEC") by the prescribed due date of December 11, 2017.  The Company does not expect that it will be in a position to file the Form 10-Q within the five calendar day extension period thereafter.

Forward Looking Statements

This Form 12b-25 may contain forward-looking statements, including, but not limited to, the Company's statements regarding the anticipated timing of filing and content of its Form 10-Q and expectations regarding the results of operations for the quarter ended October 31, 2017.  These statements are based upon current expectations, estimates, projections, beliefs and assumptions of Company management, and there can be no assurance that such expectations will prove to be correct. Because forward-looking statements involve risks and uncertainties and speak only as of the date on which they are made, actual events or results could differ materially from those discussed in the forward-looking statements as a result of various factors, including factors discussed in greater detail in the Company's filings with the SEC. You are cautioned not to place undue reliance on such statements and to consult the Company's most recent Annual Report on Form 10-K and other SEC filings for additional risks and uncertainties that may apply to the Company's business and the ownership of the Company's securities. The Company's forward-looking statements are presented as of the date made, and the Company does not undertake any duty to update any forward-looking statements, whether as a result of new information, future events, or otherwise.

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PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Vanessa Szajnoga	(575)	493-8855
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).      ☒ Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there of ?     ☐ Yes     ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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 Liberty Tax, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY TAX, INC.

Date: December 11, 2017	By:/s/ Vanessa Szajnoga
Vanessa Szajnoga
Vice President and General Counsel

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